March 25, 2016

Securities and Exchange Commission

VIA EDGAR

450 Fifth Street, N.W.

Judiciary Plaza

Washington, D.C. 20548

Attn:  Division of Accounting, Mr. Tony Burak

Re:

Satuit Capital Management Trust, File Nos. 811-10103 and 333-45040, Sarbanes-Oxley Review of Financial Statements and Related items.

Dear Mr. Burak:

On behalf of Satuit Capital Management Trust (the “Trust”), we are filing this letter to respond to comments provided to the Trust as a result of your recently completed Sarbanes-Oxley Review of the Trust's financial statements and related matters.

GENERAL COMMENTS

1.

Comment:  You noted that the Trust's prospectus, dated March 2, 2015, disclosed a ticker symbol for Class C Shares of the Emerging Companies Fund that was inconsistent with the ticker symbol on the EDGAR system.  You further noted that Class C Shares are in place for the Small and SMID Cap Funds, but Class C ticker symbols for those two funds have not been registered on the EDGAR system.

RESPONSE:  The Trust has decided to close the Small and SMID Cap Funds, has made the appropriate filings and notifications to do so, and will be distributing the assets of each Fund to each Fund's shareholders.  The SMID Cap Fund will distribute all of its assets on or before March 29, 2016, and the Small Cap Fund will distribute all of its assets on or before April 15, 2016. With respect to the Emerging Companies Fund, the Class C Share ticker issue has been corrected.

2.

Comment:  You noted that the Trust must include a copy of the annual and semi-annual reports and the SAI of the Funds on the Trust's website.  You further noted that the Fund's prospectus and SAI should each have a table of contents allowing an investor to easily navigate the document.  Lastly, you noted that the summary prospectus should contain a link that takes an investor directly to the statutory prospectus and SAI.

RESPONSE:  The Trust is updating its website to comply with all your comments and should have the process competed within the next week or so.

FORM N-CSR

1.

Comment:  You noted that the portfolio turnover rates for the Small and SMID Cap Funds over the past two years have been very high and you asked that the Trust confirm whether frequent trading was a part of the Adviser's investment strategy.

RESPONSE:  As noted above, the Small and SMID Cap Funds are being closed, so portfolio turnover is no longer an issue.  However, with respect to the past two years, the Adviser had anticipated that higher portfolio turnover rates might be necessary in the early years of the Funds due to (1) the investment strategies in place to manage the Funds in a growth oriented style; and (2) the active management style of the portfolios.  Additionally, due to the nature of the equity markets, especially the volatility of the U.S. equity markets since the Funds' inception, the Adviser felt it necessary to adjust positions in the portfolio to better reflect current market conditions more frequently than would normally be the case.  Those frequent responses to rapidly changing market conditions were the major factor contributing to higher than expected turnover in both Funds.

2.

Comment:  You noted that the balances due from the Adviser for the Small and SMID Cap Funds were inconsistent between the entries in the Statement of Assets and Liabilities (“SAL”) and Note 2 of the financial statements.  You asked that the Trust explain the differences.

RESPONSE:  In the SAL, the “Due From Adviser” numbers are net numbers after subtracting “Due To Adviser” and “Administration” numbers.  You will note in the SAL that both those categories are blank for both Funds.  They are blank because they have been netted against the Due From Adviser number.  In Note 2, the Due From Adviser number is netted only against the Due To Adviser number.  Administration fees are not considered in Note 2.  Hence the difference in numbers.

3.

Comment:  You noted that the Expense Example should contain the narrative discussion required under Item 27(d) of Form N-1A. You noted that the Example did not include a discussion of transactional costs, as required under Item 27(d).

RESPONSE:  The Trust will correct this oversight in its next N-CSR filing.

FORM N-Q FILED ON JULY 31, 2015

1.

Comment:  You noted that Form N-Q requires the certification of both the Principal Executive Officer and the Principal Financial Officer, and that the Form N-Q filing under review was certified by Mr. Robert Sullivan only in his capacity as Principal Executive Officer.  You asked that proper certification be made and the Form N-Q for that period be re-filed.

RESPONSE:  Form N-Q for the period was re-filed on March 16, 2016 and certified by Mr. Sullivan in his capacities as both Principal Executive Officer and Principal Financial Officer.

Post-Effective Amendment Filed on March 2, 2015

1.

Comment:  You noted that for the Emerging Companies Fund, Small Cap Fund and SMID Cap Funds, Expense Limitation Agreements of less than one year duration were in place and noted that the Expense Examples for each Fund could only reflect the effect of expense limits for one year.

RESPONSE:  The Trust filed its annual registration statement update on February 29, 2016 and the Expense Examples for each Fund were corrected to reflect only one year of expense limitations.  As noted above, the Small and SMID Cap Funds are being closed. An amended prospectus for the Emerging Companies Fund was filed on March 23, 2016 with a compliant Expense Example.

On behalf of the Trust, Mr. Robert J. Sullivan, President of the Trust, acknowledges that the comments provided herein and responded to by the Trust does not foreclose the Commission from taking any action with respect to any filing.  Mr. Sullivan, on behalf of the Trust, further acknowledges that the action of the Commission or the Staff, acting pursuant to delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of disclosures in any filing.  Lastly the Trust will not assert the affirmative action by the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

David D. Jones

Chief Compliance Officer

Satuit Capital Management Trust

Managing Member

Drake Compliance, LLC